

September 27, 2011

Via Certified Mail
Chip Hackley
Chief Executive Officer
Gazoo Energy Group, Inc.
2569 McCabe Way
Irvine CA 92614-6243

> **Re:** **Gazoo Energy Group, Inc.**
> **Form 10-K**
> **Filed March 30, 2011**
> **File No. 000-50389**

Dear Mr. Hackley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

General

1. Please confirm that in future filings you will include information required by Item 407(a) of Regulation S-K.

Item 10. Directors, Executive Officers, page 29

2. Please confirm that in future filings you will briefly describe the business experience during the past five years of all your executive officers and directors. In addition, please discuss specific experience, qualifications, attributes or skills of your directors. Refer to Item 401(e) of Regulation S-K.

Signatures, page 34

3. Please confirm that in future filings your principal accounting officer or controller and the majority of your boards of directors will sign your Forms 10-K in their individual capacities.

Code of Ethics, page 30

4. Please advise us when you intend to adopt the code of ethics and confirm that you will make appropriate disclosure in your future filings.

Involvement in Certain Legal Proceedings, page 30

5. Please confirm that in future filings you will revise your disclosure to include information about your directors, director nominees or executive officers in the last ten years and promoters and control persons in the last five years. Refer to Items 401(f) and 401(g) of Regulation S-K.

Exhibit 31

6. We note that the language of your certifications required by Exchange Act Rule 13a-14(a) differs in several places from the language set out in Item 601(b)(31) of Regulation S-K. Please confirm that in future filings, you will revise the certifications language accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director